UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 4, 2020

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information below for the benefit of its investors. Unless otherwise indicated by context in this report, the terms “Company,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation
Indenture and Notes
On August 4, 2020, the Company completed its previously announced stand-alone financing for Graham Packaging Company Inc. and its subsidiaries (“GPC”), which includes the issuance of $510 million aggregate principal amount of 7.125% senior notes due 2028 (the “Notes”). GPC is an unrestricted subsidiary under the Company’s senior credit agreement dated August 5, 2016 and all applicable notes issued by the Company, and GPC was released as an obligor and pledgor under such agreements.
The Notes were offered by GPC Merger Sub Inc. (“Merger Sub”) in the United States and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act or any state securities law and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
Following the issuance of the Notes, Merger Sub merged with and into GPC, with GPC continuing as the surviving entity (the “Merger”).
The Notes were issued pursuant to an Indenture dated as of August 4, 2020 (the “Base Indenture”) between Merger Sub and Wilmington Trust, National Association, as trustee, paying agent and registrar. GPC assumed the obligations of Merger Sub under the Notes pursuant to a supplemental indenture dated August 4, 2020 among GPC, the guarantors party thereto and Wilmington Trust, National Association (the “First Supplemental Indenture,” together with the Base Indenture, the “Indenture”).
The Notes are guaranteed by each of GPC’s wholly-owned domestic restricted subsidiaries that guarantees GPC’s new senior secured term loan (the “New Term Loan Facility”) and senior secured revolving facility (the “New Revolving Facility” and, together with the New Term Loan Facility, the “Senior Facilities”).
Maturity and Interest
The Notes will mature on August 15, 2028. The Notes will bear interest at a rate of 7.125% per annum, payable semi-annually in arrears to holders of record at the close of business on February 1 or August 1 immediately preceding the applicable interest payment date on February 15 and August 15 of each year, commencing February 15, 2021. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.
Optional Redemption
On or after August 15, 2023, GPC may redeem the Notes at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, on the Notes redeemed, to, but excluding, the applicable redemption date, if redeemed during the twelve-month period beginning on August 15 of the year indicated below:

Period	Redemption Price
2023	103.563%
2024	101.781%
2025 and thereafter	100.000%

At any time prior to August 15, 2023, GPC may redeem the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus an applicable premium as of, and accrued and unpaid interest, if any, to, but excluding, the applicable redemption date.
Optional Redemption After Certain Equity Offerings
At any time prior to August 15, 2023, GPC may redeem the Notes with the net cash proceeds received by GPC from any equity offering at a redemption price equal to 107.125% plus accrued and unpaid interest, if any, to, but excluding, the redemption date, in an aggregate principal amount for all such redemptions not to exceed 40% of the aggregate principal amount of the Notes issued under the Indenture, provided that: (1) the redemption takes place not later than 180 days after the closing of the related equity offering, and (2) not less than 50% of the aggregate principal amount of the then-outstanding Notes issued under the Indenture remains outstanding immediately thereafter, unless all such Notes are redeemed substantially concurrently.
Change of Control
Upon a change of control, as defined in the Indenture, GPC will be required to make an offer to repurchase the Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to but excluding the date of repurchase.
Ranking of the Notes
The Notes and the related guarantees will be senior unsecured obligations and will:

•
rank equally in right of payment with all existing and future senior indebtedness of GPC and the subsidiary guarantors (including indebtedness under the credit agreement that will govern the Senior Facilities);

•
rank senior in right of payment to all existing and future indebtedness and other obligations of GPC and the subsidiary guarantors that are, by their terms, expressly subordinated in right of payment to the notes or related guarantees;

•
be effectively junior to all existing and future secured indebtedness of GPC and the subsidiary guarantors, including indebtedness under the credit agreement that will govern the Senior Facilities, to the extent of the value of the collateral securing such indebtedness; and

•	be structurally subordinated to all obligations of each of GPC’s subsidiaries that is not a guarantor of the notes.

Covenants
The Indenture contains covenants that, among other things, limit the ability of GPC and its restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue certain kinds of stock;

•	pay dividends or distributions on, or redeem or repurchase, capital stock and make other restricted payments;

•	make investments;

•	engage in certain transactions with affiliates;

•	grant or assume certain liens; and

•	consolidate, merge or transfer all or substantially all of their assets.

These limitations are subject to a number of important qualifications and exceptions.
Events of Default
The Indenture contains certain customary events of default, including:

•	non-payment of interest on the Notes for a continuous period of 30 days;

•	non-payment of principal or premium, if any, on the Notes;

•
breach of any agreement in the Notes or the Indenture by GPC or any guarantor (a) for more than 270 days after notice with respect to reporting obligations under the Indenture or (b) in all other cases, which is not cured within 60 days of notice;

•
cross-defaults or acceleration of certain other indebtedness of GPC or any Significant Subsidiary (as defined in the Indenture) in excess of the greater of $100 million and 20% of LTM EBITDA (as defined in the Indenture);

•	certain bankruptcy or insolvency events;

•	certain material judgments against GPC or a Significant Subsidiary; and

•	invalidity of any guarantee, and with respect to the Notes, any security interest, of the Company or a Significant Subsidiary, subject to certain exceptions.

The foregoing description of the terms of the Notes does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Base Indenture and First Supplemental Indenture, copies of which are filed as Exhibits 1 and 2.
Senior Facilities
On August 4, 2020, Merger Sub, as initial borrower, and GPC, as borrower (the “Borrower”), entered into a Credit Agreement with Credit Suisse AG, Cayman Islands Branch, as administrative agent, and certain lenders from time to time party thereto (the “Credit Agreement”), which provides for a $1,475 million New Term Loan Facility and a $100 million New Revolving Facility. Upon consummation of the merger, the rights and obligations of Merger Sub under the Credit Agreement were assumed by GPC.
The New Revolving Facility includes a sub-facility for letters of credit. In addition, the Senior Facilities provide the Borrower with the right at any time, subject to customary conditions, to request incremental term loans or incremental revolving credit commitments.
Term Loan Borrowings under the Senior Facilities bear interest at a rate per annum equal to (i) in the case of LIBO Rate Borrowings, LIBO Rate plus 3.75% and (ii) in the case of ABR Borrowings, base rate plus 2.75%.
Revolving Loan Borrowings under the Senior Facilities bear interest at a rate per annum equal to (i) in the case of LIBO Rate Borrowings, LIBO Rate plus 3.75% and (ii) in the case of ABR Borrowings, base rate plus 2.75%, in each case subject to two stepdowns of 25 basis points at leverage ratios set forth in the Credit Agreement.
All obligations under the Senior Facilities are guaranteed by the subsidiary guarantors and are secured, subject to permitted liens and other exceptions, by a perfected first-priority pledge of all equity interests held by the Borrower and the subsidiary guarantors, and perfected first-priority security interests in substantially all tangible and intangible personal property of the Borrower and the subsidiary guarantors.
The Senior Facilities contain a number of covenants that, among other things, restrict the Borrower’s ability to:

•	incur or guarantee additional debt and issue certain equity securities;

•	engage in mergers or consolidations;

•	sell, transfer or otherwise dispose of assets;

•	pay dividends and distributions or repurchase capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make investments, loans and advances;

•	enter into certain transactions with affiliates;

•	enter into agreements which limit the ability of the Borrower’s restricted subsidiaries to incur restrictions on their ability to make distributions; and

•	enter into amendments to certain indebtedness in a manner materially adverse to the lenders.

Each of these restrictions is subject to various exceptions. The Senior Facilities also contain certain customary affirmative covenants and events of default for facilities of this type, including an event of default upon a change in control.
The foregoing description of the terms of the Senior Facilities does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Credit Agreement, a copy of which is filed as Exhibit 3.
Other Events
On July 22, 2020, the Company filed a 6-K announcing that it expects to apply a portion of the proceeds from the financing to redeem in full its senior secured floating rate notes due 2021 (the “Floating Rate Notes”) (the “Floating Rate Notes Redemption”).
On July 30, 2020, the Company filed a 6-K announcing that it expects to apply a portion of the proceeds from the financing to redeem a portion of its 7.000% senior notes due 2024 (the “2024 Notes”) (the “2024 Notes Redemption,” together with the “Floating Rate Notes Redemption,” the “Redemptions”) and that it excepted the 2024 Notes Redemption would occur on August 29, 2020, with payment for the 2024 Notes Redemption to occur on September 1, 2020.
Accordingly, the Company delivered conditional notices of redemption to the holders of the Floating Rate Notes and the 2024 Notes (the “Conditional Redemption Notices”). The Redemptions are conditioned upon the closing of the financing and conditions set forth in the Conditional Redemption Notices.
On July 28, 2020, the Company issued a 6-K announcing that the Company expected such conditions to be satisfied on or about August 4, 2020 and that it expected that the Floating Rate Notes Redemption would occur on August 14, 2020.
On August 4, 2020, the Company delivered supplements to the Conditional Redemption Notices to holders of the Floating Rate Notes and the 2024 Notes stating that the conditions set forth in the Conditional Redemption Notices have been satisfied as of August 4, 2020, and the Floating Rate Notes Redemption will occur on August 14, 2020 and the 2024 Notes Redemption will occur on August 29, 2020, with payment for the 2024 Notes Redemption to occur on September 1, 2020.
On July 31, 2020 the Company repaid and terminated its securitization facility.
On August 4, 2020, the Company prepaid and terminated its existing Euro-denominated term loan and partially prepaid $700 million of its USD-denominated term loan.

This Form 6-K shall not be considered to be a notice of redemption pursuant to the indenture governing the Floating Rate Notes.

Index to Exhibits

Exhibit No.	Description
1	Indenture, dated as of August 4, between GPC Merger Sub Inc. and Wilmington Trust, National Association, as trustee, paying agent and registrar
2	First Supplemental Indenture, dated as of August 4, among Graham Packaging Company Inc., certain guarantors party thereto Wilmington Trust, N.A., as trustee, paying agent and registrar
3
Credit Agreement dated as of August 4, 2020, by and among GPC Merger Sub Inc., as the initial borrower thereunder, whose rights and obligations therein will, upon the consummation of the Merger be assumed by Graham Packaging Company Inc., the lenders from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, in its capacities as administrative agent and collateral agent for the lenders

[Signature page follows]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
August 4, 2020